Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

January 9, 2014

VIA EDGAR
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Re:    Vanguard Natural Resources, LLC
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Supplemental Response dated September 16, 2013
File No. 001-33756

Dear Mr. Horowitz:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company ( the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 24, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on March 1, 2013, File No. 001-33756 (the “2012 Form 10-K”), and our response letter filed with the Staff on September 16, 2013 in response to the initial comments received from the Staff on September 10, 2013.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2012 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to make certain disclosure updates in subsequent filings with the Commission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2012

Business, page 1

Proved Undeveloped Reserves, page 10

Securities and Exchange Commission
January 9, 2014

1.    We note your response to comment 1 in our letter dated September 10, 2013. The schedule provided as part of your response indicates your plan to drill 31 net wells during the fiscal year ended December 31, 2013. Please tell us how many of these wells have been drilled through September 30, 2013 and whether you expect to drill all of these wells by the end of the year. In addition, please compare the amount of cash invested in converting proved undeveloped reserves (“PUDs”) to developed status through September 30, 2013 to the budgeted amount.

Response:
We acknowledge the Staff’s comment. Our development plan, as of December 31, 2012, for converting our PUDs to proved developed reserves over the next five years called for drilling 31 net wells during 2013. During the nine months ended September 30, 2013, we spent $8.9 million or approximately 15% of the budgeted amount for the year, drilling 2 net wells that were classified as PUD reserves at December 31, 2012. The other 29 net wells were not drilled by the end of 2013.

Of the 31 net wells we anticipated drilling as of December 31, 2012, 24 net wells were outside operated and the operator elected to postpone these drilling projects until 2015 and 2016 based on the current economics of these wells. The remaining 5 net wells are in locations operated by us and we have elected to postpone drilling these wells based on the well economics and other more profitable drilling opportunities that presented themselves over the course of 2013.

In preparation of our internal reserve estimates for the year ended December 31, 2013, our engineering staff is currently conducting an extensive review of all of the reserve categories and will be applying a strict cut-off of the five year rule to our prospective reserve disclosures. As a result, the PUD reserves classified at December 31, 2012 for the years 2014 through 2017 and the capital expenditures associated with these reserve developments may be modified.

Selected Financial Data, page 50

Non-GAAP Financial Measure, page 54

2.    Your response to comment 5 in our letter dated September 10, 2013 states that adjusted EBITDA is a significant performance metric used by management as a tool to measure the cash distributions you could pay to your unitholders. It appears that adjusted EBITDA includes the gross amount received upon settlement of commodity and interest rate derivative contracts. Please explain to us how the adjustments related to premiums paid on derivative contracts in prior periods and the fair value of derivatives acquired as part of prior period business combinations result in a measure of adjusted EBITDA that provides useful information regarding your ability to sustain or support an increase in your monthly cash distribution.

Response:

Securities and Exchange Commission
January 9, 2014

We acknowledge the Staff’s comment. The premiums paid on derivative contracts in prior periods and the fair value of derivatives acquired as part of prior period business combinations reflect the fair values of the underlying instruments at inception and, therefore; subsequent changes in their fair values are reflected in the application of mark-to-market accounting in the period in which they occur. The premiums associated with our current derivative contracts have either been paid at inception or have been deferred until the settlement date of the underlying contracts from which they derive. These premiums, whether paid at inception or deferred, are initially capitalized in derivative assets or liabilities. When volumes associated with the derivative contracts have settled, the premiums are then recognized in the current period’s consolidated statement of operations. This is the same concept as acquiring an asset and depleting it or depreciating it over time. Similar to the adjustment of depreciation, depletion, amortization and accretion in our calculation of Adjusted EBITDA, the amortization of these premiums is included as an adjustment to net income (loss).

Upon closing acquisitions, we may assume derivative contracts from the seller. The derivative contracts are allocated a part of the purchase price and are assigned a fair value at the closing date. The fair value of the derivative contracts acquired is recorded as a derivative asset or liability. As the volumes associated with these derivative contracts acquired are settled, the fair value is recognized in the current period’s consolidated statement of operations. As stated above, the amortization of this fair value is an adjustment to net income (loss) to arrive at Adjusted EBITDA, as it is similar to the adjustment for depreciation, depletion, amortization and accretion.

In future filings in our reconciliation of our consolidated net income (loss) to Adjusted EBITDA, we will modify the language describing the changes in derivative contracts as follows:

(i)We will remove the rows “Unrealized (gains) losses on commodity and interest rate derivative contracts,” “Amortization of premiums paid on derivative contracts,” “Amortization of value on derivative contracts acquired” and replace them with rows titled “Net (gains) losses on commodity derivative contracts,” “Cash settlements on matured commodity derivative contracts,” and “Net (gains) losses on interest rate derivative contracts;”

(ii)We will exclude amounts attributable to interest rate derivative settlements during the periods from the Interest Expense line;

(iii)We will include relevant footnotes to provide information relating to the following:

a.
Amortization of premiums for derivative contracts paid in earlier periods that apply to contracts settled during the period and premiums deferred and paid at the time of derivative contract settlement each period;

b.	Amortization of the fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period; and

c.	Settlements paid on interest rate derivative contracts.

A tabular illustration of this change is reflected below.

Securities and Exchange Commission
January 9, 2014

	Year Ended December 31,
(in thousands)	2012	2011	2010	2009	2008
Net income (loss) attributable to Vanguard unitholders	$(168,815)	$62,063	$21,885	$(95,735)	$(3,752)
Net income attributable to non-controlling interest	—	26,067	—	—	—
Net income (loss)	(168,815)	88,130	21,885	(95,735)	(3,752)
Plus:
Interest expense	41,891	28,994	5,766	4,276	5,491
Depreciation, depletion, amortization and accretion	104,542	84,857	22,231	14,610	14,910
Impairment of oil and natural gas properties	247,722	—	—	110,154	58,887
Net gains on commodity derivative contracts	(36,846)	(6,735)	(7,797)	(8,570)	(32,746)
Cash settlements on matured commodity derivative contracts (a)(b)	39,102	18,720	25,887	34,734	(1,058)
Net losses on interest rate derivative contracts (c)	6,992	4,962	2,148	1,140	3,285
Net (gain) loss on acquisitions of oil and natural gas properties	(11,111)	367	5,680	(6,981)	—
Taxes	239	261	(12)	(302)	177
Compensation related items	6,796	3,026	1,026	2,876	3,577
Material transaction costs incurred on acquisitions and mergers	—	2,019	3,583	—	—
Less:
Interest income	—	—	(1)	—	(17)
Adjusted EBITDA before non-controlling interest	$230,512	$224,601	$80,396	$56,202	$48,754
Non-controlling interest attributable to adjustments above	—	(62,838)	—	—	—
Administrative services fees eliminated in consolidation	—	2,840	—	—	—
Adjusted EBITDA attributable to Vanguard unitholders	$230,512	$164,603	$80,396	$56,202	$48,754

(a) Excludes the amortization of premiums paid, whether at inception or deferred for contracts that settled during the period	11,641	11,346	1,950	3,502	4,493
(b) Excludes the amortization of fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period	26,505	169	1,995	3,619	733
(c) Includes settlements paid on interest rate derivatives	2,515	2,874	1,799	1,903	107

3.    Your response to comment 5 in our letter dated September 10, 2013 states that realized gains / losses on derivative contracts are included in the calculation of adjusted EBITDA as these represent cash settlements recognized during the period. Please tell us why a presentation showing one line item for the total gain / loss recognized and another line item for the net cash received / paid for derivative contracts not designated as cash flow hedges which were settled during the period would not be preferable to the presentation currently provided. This comment also applies to non-GAAP measures presented in your filings on Form 8-K.

Securities and Exchange Commission
January 9, 2014

Response:

We acknowledge the Staff’s comment. Please see our response to comment number 2 where we fully describe the changes to our future filings which include one line item for the total gain / loss recognized and another line item for the net cash received / paid for derivative contracts which were settled during the period.

4.    Your response to comment 6 in our letter dated September 10, 2013 states that the line item captioned “amortization of value on derivative contracts acquired” represents the amounts capitalized in derivative assets or liabilities in previous periods in connection with acquisitions where volumes have settled in the current period. Please tell us why the characterization of this adjustment as amortization here and in other sections of your filing is appropriate. This comment also applies to the line item captioned “amortization of premiums paid on derivative contracts.”

Response:

We acknowledge the Staff’s comment. As more fully described in our response to comment number 2, when we acquire a derivative asset, either through the assumption of derivative contracts in connection with a business combination or by paying a premium to enter into a derivative contract, we initially capitalized the premium or fair value of the contracts in derivative assets or liabilities. When volumes associated with the derivative contracts have settled, the premiums are then recognized in the current period’s consolidated statement of operations. This is the same concept as acquiring an asset and depleting it or depreciating it over time. Similar to the adjustment of depreciation, depletion, amortization and accretion in our calculation of Adjusted EBITDA, the amortization of these premiums is included as an adjustment to net income (loss).

Consolidated Statements of Operations, page 81

5.    We note your response to comment 9 in our letter dated September 10, 2013 and the description of your accounting and reporting for derivative instruments not designated as cash flow hedges. Please identify for us the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative contracts not designated as cash flow hedges. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP.

Response:

We acknowledge the Staff’s comment. In a speech given by Gregory A. Faucette on December 11, 2003, who at the time of the speech was a Professional Accounting Fellow in the Office of the Chief Accountant of the Commission, Faucette noted that FASB Statement No. 133 (“Statement 133”) was “silent on geography” of the appropriate accounting practices regarding

Securities and Exchange Commission
January 9, 2014

“economic hedges.” Faucette noted that an “economic hedge” is usually a derivative entered into by an entity to hedge a specific exposure, but which does not receive special hedge accounting under Statement 133, as either the hedge relationship does not qualify for hedge accounting under the criteria in that standard, or an entity does not elect hedge accounting (for example, if the entity does not believe the cost of designating the hedge and tracking its effectiveness is worth the benefit of receiving hedge accounting). Accordingly, given the lack of clear guidance on the proper accounting treatment of “economic hedges,” we believe our presentation in the Consolidated Statements of Operations and in the footnotes is permissible under U.S. GAAP.

Our previous presentation of unrealized gains (losses) on derivative contracts not designated as cash flow hedges represented both unrealized gains (losses) on derivative contracts held at period end and the reversal of previously recognized gains (losses) on derivative contracts settled during the period. In an effort to provide more clarity to investors of this fact, we will revise our disclosure in future filings to reflect the line item “Net gains (losses) on commodity derivative contracts” and “Net gains (losses) on interest rate derivative contracts” in lieu of separate line items for realized and unrealized net gains (losses) on commodity and interest rate derivatives in our Consolidated Statements of Operations and in other sections of our filing.

6.    Separately, in view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

•
Separate presentation of realized gains / losses on commodity derivative contracts and interest rate derivative contracts and unrealized gains / losses on commodity derivative contracts and interest rate derivative contracts on the face of your consolidated statements of operations;

•	The line item “Unrealized losses on commodity and interest rate derivative contracts” in your consolidated statements of cash flows;

•	Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

•
Separate presentation of realized gains / losses on commodity derivative contracts and interest rate derivative contracts and unrealized gains / losses on commodity derivative contracts and interest rate derivative contracts as part of selected financial data;

•	Separate presentation and discussion of realized and unrealized gains / losses on derivatives in both tables and text provided in your MD&A; and,

•
The line item “Unrealized (gains) losses on commodity and interest rate derivative contracts” in your reconciliation of non-GAAP measures presented in your periodic Exchange Act filings and your filings on Form 8-K.

Securities and Exchange Commission
January 9, 2014

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Response:
We acknowledge the Staff’s comment. Please see our response to comment number 5. In future filings, we will replace all references to “realized” and “unrealized” gains (losses) with “Net gains (losses) on commodity derivative contracts” and “Net gains (losses) on interest rate derivative contracts” in lieu of separate line items for realized and unrealized net gains (losses) in all relevant sections of our filings.

Consolidated Statements of Cash Flows
7.    We note that premiums paid on derivative contracts are reflected in cash flows from operating activities in your statements of cash flows. Please revise to present a separate line item disclosing the dollar amount of premium payments. Refer to FASB ASC 230-10-45-7.

Response:

We acknowledge the Staff’s comment. In future filings, in an effort to provide more clarity to investors, we will remove the rows on our Consolidated Statements of Cash Flows titled “Unrealized (gains) losses on commodity and interest rate derivative contracts,” “Amortization of premiums paid on derivative contracts” and “Amortization of value on derivative contracts acquired” and replace them with rows titled “Net (gains) losses on commodity and interest rate derivative contracts” and “Cash settlements on matured commodity derivative contracts.” Additionally, we will rename the line titled “Price risk management activities, net” to “Premiums paid on commodity derivative contracts.” A tabular illustration of this change is reflected below.

	Year Ended December 31,
(in thousands)	2012	2011	2010
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Net (gains) losses on commodity and interest rate derivative contracts	$(32,369)	$(4,647)	$(7,448)
Cash settlements on matured commodity derivative contracts	$39,102	$18,720	$25,887
Premiums paid on commodity derivative contracts	$(8,158)	$(1,621)	$(341)

Form 8-K filed March 1, 2013

Use of Non-GAAP Measures, page 12

8.    Your disclosure states that management must consider the timing and size of its planned capital expenditures in determining the sustainability of its monthly distribution. However, it appears that the adjustment to the calculation of distributable cash flow for

Securities and Exchange Commission
January 9, 2014

“Drilling, capital workover and recompletion expenditures” represents actual, historical amounts incurred during the period for additions to capitalized oil and natural gas properties. Please revise to clarify, if true, that, while the calculation of distributable cash presented here reflects only historical expenditures, the determination of actual cash distributions also takes into consideration amounts related to planned future capital expenditures.

Response:

We acknowledge the Staff’s comment. In an effort to provide more clarity to investors, we will revise our disclosure in the future to read as follows:

“While Distributable Cash Flow Available to Common and Class B Unitholders is measured on a quarterly basis for reporting purposes, management must consider the timing and size of its planned capital expenditures in determining the sustainability of its monthly distribution to Common and Class B Unitholders. The calculation of Distributable Cash Flow Available to Common and Class B Unitholders presented here reflects historical capital expenditures; however, the determination of actual cash distributions also takes into consideration amounts associated with planned future capital expenditures. Capital expenditures are typically not incurred evenly throughout the year due to a variety of factors including weather, rig availability and the commodity price environment. As a result, there will be some volatility in Distributable Cash Flow Available to Common and Class B Unitholders measured on a quarterly basis.”

9.    In connection with the preceding comment, please provide disclosure addressing all differences between items considered in determining actual distributions to unitholders and the adjustments made in calculating distributable cash flow.

Response:

We acknowledge the Staff’s comment. We are not attempting to equate available cash for monthly distributions to our unitholders with Distributable Cash Flow Available to Common and Class B Unitholders. Distributable Cash Flow Available to Common and Class B Unitholders is provided to describe our cash generating performance from period to period and to provide information about our ability to grow our business and future distributions. We do not consider investing or financing activities in our calculation of Distributable Cash Flow Available to Common and Class B Unitholders because such activities do not indicate our ability to make cash distributions rather, they demonstrate the way in which we finance our growth capital.

In an effort to provide more clarity to investors, we will revise our disclosure in the future to read as follows:

“Distributable Cash Flow Available to Common and Class B Unitholders is used by management as a tool to measure (prior to the establishment of any cash reserves by our board of directors) the cash distributions we could pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support

Securities and Exchange Commission
January 9, 2014

an increase in our monthly distribution rates. However, Distributable Cash Flow Available to Common and Class B Unitholders should not be viewed as indicative of the actual amount of cash that we have available for monthly distributions or the amount that we plan to distribute for a given period. Distributable Cash Flow Available to Common and Class B Unitholders is a metric commonly used by investors and the analyst community to assess our financial performance from period to period.”

10.    We note your disclosure stating that distributable cash flow is used by management as a tool to measure the cash distributions you could pay your unitholders. Please revise to provide additional detail regarding how you consider or evaluate distributable cash flow in determining actual cash distributions. In addition, please present actual distributions paid and explain how investors should evaluate differences between distributable cash flow and actual distributions (including with regard to the measure “distribution coverage”).

Response:

We acknowledge the Staff’s comment. Please see our response to comment number 9 for how we consider or evaluate distributable cash flow in determining actual cash distributions. We will revise our disclosure in the future to (i) present actual distributions paid during the respective periods and (ii) the excess or shortfall between distributable cash flow and actual distributions.

*****************

Vanguard Natural Resources, LLC acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at 832-327-2255 or Douglas V. Getten of Vinson & Elkins at 713-758-2865.

Sincerely,
VANGUARD NATURAL RESOURCES, LLC

By:	/s/ Richard A. Robert
Richard A. Robert
Executive Vice President and Chief Financial Officer

Securities and Exchange Commission
January 9, 2014

cc:	David P. Oelman, Esq.
Douglas V. Getten, Esq.
Vinson & Elkins L.L.P.
Via e-mail